SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) and (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 8)*

                                 PRESSTEK, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   741113 10 4
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

CUSIP No. 741113 10 4                 13G



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Dr. Lawrence Howard


--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY



--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
                  5.   SOLE VOTING POWER
   NUMBER OF           2,548,588 as of 12/31/97 (includes options to purchase
     SHARES            100,000 shares)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             90,284 as of 12/31/97
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             2,548,588 as of 12/31/97 (includes options to purchase
                       100,000 shares)
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       90,284 as of 12/31/97
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,638,872 shares as of 12/31/97 (total of 2,538,872 shares plus 100,000 shares issuable upon exercise of immediately exercisable options)

--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       8.2%

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 pages

                                  SCHEDULE 13G



Item 1(a).     Name of Issuer:

               Presstek, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               8 Commercial Street
               Hudson, N.H.  03051

Item 2(a).     Name of Person Filing:

               Dr. Lawrence Howard

Item 2(b).     Address of Principal Business Office Or, If None,
               Residence:

               Hudson Partners, LP
               660 Madison Avenue
               New York, New York  10021

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               741113 10 4

Item 3. If this statement is filed pursuant to Rules 13d- 1(b) or 13d-2(b), check whether the person filing is a:

               (a)-(h):  Not applicable.

Item 4.        Ownership:

               (a) Amount Beneficially Owned: 2,638,872 shares of Common Stock as of December 31, 1997, including 2,403,588 shares owned by Dr. Howard, 35,000 shares owned by Dr. Howard's wife, 55,284 shares owned by Dr. Howard's wife as custodian for Dr. Howard's children, 45,000 shares owned by Dr. Howard as custodian for his children and 100,000 shares which may be purchased by Dr. Howard pursuant to currently exercisable options. All share amounts (including shares issuable upon exercise of options) have been adjusted to reflect the effect of a 2-1 split of the Issuer's common stock effected in the form of a dividend of one


                                Page 3 of 5 pages
               share of common stock for each share of common stock held by holders of record of common stock on June 12, 1997. The stock dividend was paid on July 7, 1997.

               (b) Reference is made to Items Nos. 5-9 and 11 of the Cover Sheet. Calculation of percentage of beneficial ownership is based on 31,951,419 shares of the Issuer's Common Stock outstanding on December 31, 1997.

               (c)  Reference  is made to  Items  Nos.  5-9 and 11 of the  Cover
                    Sheet.

Item 5.        Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person:

               Not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               Not applicable.

Item 8.        Identification and Classification of Members of the Group:

               Not applicable.

Item 9.        Notice of Dissolution of Group:

               Not applicable.

Item 10.       Certification:

               Not applicable.


                                Page 4 of 5 pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1998                    Signature:   /s/ Dr. Lawrence Howard
                                                        ------------------------
                                            Name/Title:  Dr. Lawrence Howard


                                Page 5 of 5 pages